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      SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
                       SCHEDULE 13G

Information statement pursuant to Rule 13d-1 and 13d-2
                    (Amendment No. )(1)

              Freeport-McMoran Copper & Gold Inc.
                      (Name of issuer)

              Gold-Denominated Preferred Stock
               (Title of class of securities)

                         35671D600
                       (CUSIP number)

(Continued on following page(s))

(Page 1 of 5 Pages)
____________________
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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Page 2 of 5 Pages
CUSIP No. 35671D600

** Note ** The total number of shares reported herein is 565,500 depository shares, each representing 0.05 shares of Gold-Denominated Preferred Stock, (the "Depository Shares"). All ownership percentages set forth herein assume that there are 6,000,000 Depository Shares oustanding.

1. NAME OF REPORTING PERSONS S.S. OR I.R.S IDENTIFICATION NO.OF ABOVE PERSONS SoGen International Fund, Inc. 13-2672902

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)   [ ]
     (b)   [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OF PLACE OF ORGANIZATION
          Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.   SOLE VOTING POWER
          0

6.   SHARED VOTING POWER
          565,500 shared with its investment adviser, Societe Generale Asset Management Corp.

7.   SOLE DISPOSITIVE POWER
          0

8.   SHARED DISPOSITIVE POWER
          565,500 shared with its investment adviser, Societe Generale Asset Management Corp.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          565,500 depository shares.

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.43%

12.  TYPE OF REPORTING PERSON*
          IV

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                          SCHEDULE 13G
    UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1
(a) Name of Issuer:
     Freeport-McMoran Copper & Gold Inc. (the "Issuer").

(b) Address of Issuer's Principal Executive Offices:
     1615 Poydras Street, New Orleans, Louisianna 70112


Item 2
(a) Names of Persons Filing:
        SoGen International Fund, Inc. (the "Fund").

(b) Address of Principal Business Office:
     The principal business office of the Fund is located at 1221 Avenue of the Americas, New York, NY 10020.

(c) Citizenship:
     The Fund is a Maryland corporation.

(d) Title of Class of Securities:
     Gold-Denominated Preferred Stock (the "Shares").

(e) CUSIP Number:
     35671D600


Item 3
The persons filing this Schedule 13G are:
          (d)  an  investment   company   registered  under  Section  8  of  the
               Investment Company Act of 1940, as amended (the "Fund")

                           Page 3 of 5
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Schedule 13G

Item 4
Ownership.
(a) Amount Beneficially Owned:
        The Fund beneficially owns 565,500 Depository Shares.


(b) Percentage of class:
        The Fund beneficially owns 9.43% of the outstanding
        Depository Shares.

(c) Number of Shares As to Which Such Persons Have:

     (i)   sole power to vote or direct the vote:
                0

     (ii)  shared power to vote or direct the vote:
               565,500 shared with its investment adviser, Societe Generale Asset Management Corp.

     (iii) sole power to dispose or to direct the disposition of:
                0

(iv)  shared power to dispose or to direct the disposition of:
               565,500 shared with its investment adviser, Societe Generale Asset Management Corp.


Item 5
Ownership of Five Percent or Less of a Class.
     Not Applicable.


Item 6
Ownership of More Than Five Percent on Behalf of Another Person.
     Not Applicable.


Item 7
Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.
     Not Applicable.


Item 8
Identification and Classification of Members of the Group.
     Not Applicable.

Item 9
Notice of Dissolution of Group:
     Not Applicable.

                                Page 4 of 5
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Schedule 13G

Item 10
Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 9, 1997



SOGEN INTERNATIONAL FUND, INC.
By:      /s/ Jean-Marie Eveillard
Title:    Jean-Marie Eveillard, President

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